John A Gacinski CPA

ANCIENT OF DAYS ADVISORS INC.

To the Members of Portrait Coffee LLC:

I have reviewed the accompanying Statement of Financial Position of Portrait Coffee LLC as of December 31, 2022 and December 31, 2021, and the related Statements of Income, Members' Equity and Cash Flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

We are required to be independent of Portrait Coffee LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

John A Gacinski CPA

Roslyn, NY
May 24, 2023

37 PEPPERMILL ROAD, ROSLYN NY 11576
631-813-0772
JAG@GACINSKI.COM/GACINSKI.COM

Portrait Coffee LLC
Financial Statements
For the Years Ending December 31, 2022 and 2021

Portrait Coffee LLC
Statement of Financial Position
December 31, 2022 and December 31, 2021

Assets:	12/31/2022	12/31/2021
Current Assets		
Cash - Wells Fargo checking	$ 27,292	$ 22,287
Cash - Wells Fargo savings	4,884	10,001
Cash - South State Bank	339	-
Total Cash	32,515	32,288
Accounts Receivable	349	3,163
Pre-paid expenses	5,614	2,502
Inventory	28,974	-
Total current assets	34,937	5,665
Fixed Assets		
Equipment & furniture, net of accumulate depreciation	95,033	39,440
Total Assets	$ 162,485	$ 77,393
Liabilities and Members' Equity:		
Liabilities:		
Current liabilities		
Accounts payable & accrued expenses	$ 41,679	$ 25,603
Credit cards payable	46,776	4,531
Short-term loan Shopify (note 3)	32,400	19,907
Short-term loan - KLC financial (note 3)	6,259	-
Total current liabilities	127,114	50,041
Long-term liabilities		
Equipment lease - Southstate Bank (note 4)	53,758	-
Long-term loan - KLC financial (note 3)	-	15,647
LEAF Capital Funding (note 4)	14,443	-
Total long term liabilities	68,201	15,647
Total liabilities	195,315	65,688
Members' Equity	(32,830)	11,705
Total Liabilities and Stockholders' Equity	$ 162,485	$ 77,393

See Independent accountant's review report and the notes to these financial statements

Portrait Coffee LLC
Statement of Income
For the Years ending December 31, 2022 and December 31, 2021

Income:	For Year Ending	
	12/31/22	12/31/21
Wholesale sales	$ 892,963	$ 48,449
Retail sales	406,143	777,099
Total sales	1,299,106	825,548
Less cost of sales	(695,639)	(467,873)
Gross Profit	603,467	357,675
Expenses:		
Payroll & payroll expenses	431,322	238,398
Advertising and marketing	46,659	19,143
Rent	27,946	12,126
Merchant account fees	26,687	-
Subscription services	22,170	14,114
Other Operating Expenses	82,252	89,865
Total Expenses	637,036	373,646
Net loss before depreciation and other items	(33,569)	(15,971)
Depreciation expense (note 2)	(23,765)	(9,510)
Other Income and losses:		
Grant income & other miscellaneous income	21,176	-
Interest expense	(8,377)	(3,646)
Net Loss	$ (44,535)	$ (29,127)

See Independent Accountant's review report and notes to these financial statements

Portrait Coffee LLC
Statement of Members' Equity
For the Years ending December 31, 2022 and December 31, 2021

Members' Equity as of January 1, 2021	$	40,062
Less net loss for the year ending December 31, 2021		(29,127)
Members' Equity as of December 31, 2021		11,705
Less net loss for the year ending December 31, 2022		(44,535)
Members' Equity as of December 31, 2022	$	(32,830)

Portrait Coffee LLC
Statement of Cash Flows
For the Years ending December 31, 2022 and December 31, 2021

	For Year Ending	
	12/31/2022	12/31/2021
Operating Activities		
Net income	$ (44,535)	$ (29,127)
Plus net increases in current assets and liabilities	44,013	32,705
Net Cash Provided By Operating Activities	(522)	3,578
Investing Activities		
Purchase of furniture and fixtures	(8,200)	
Purchase of roasting equipment	(46,752)	(8,213)
Decrease in prepaid interest	(3,112)	(858)
Net Cash Provided by Investing Activities	(58,064)	(9,071)
Financing Activities		
Increase in short and long-term liabilities	58,813	567
Net Cash Increase for Period	227	(4,926)
Cash at January 1, 2022/January 1, 2021	32,288	37,214
Cash at December 31, 2022/December 31, 2021	$ 32,515	$ 32,288

See independent accountant's review report and the notes to these financial statements

Portrait Coffee LLC
Notes to Financial Statements
For the Year Ending December 31, 2022 and December 31, 2021

1) Nature of Organization

Portrait Coffee LLC ("Portrait") is a limited liability company formed in Georgia on July 24, 2019. Portrait is a coffee manufacturing business based in Atlanta, Georgia. Portrait sells coffee through wholesale distribution and e-commerce sales.

2) Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding Portrait's financial statements. The financial statements and notes are the representation's of Portrait's management who are responsible for their integrity and objectivity.

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Cash & Cash Equivalents
All cash on the statement of financial position as of December 31, 2022 and December 31, 2021 is considered to be highly liquid.

Depreciation
Depreciation is computed using the straight-line method over the expected useful lives of the assets.

3) Short-term loans payable

Portrait received a loan from Shopify. The loan was received on December 2, 2022. The loan is repaid by 10% of Shopify sales. It is expected that this loan will be repaid within twelve months.

A financing with KLC Financial is maturing on July 15, 2023. Monthly payments of $782.36 are due until August 20, 2023.

4) Long-term liabilities

Portrait has these long-term liabilities as of December 31, 2022. All represent financing for the acquisition of fixed assets.

Southstate Bank: Monthly payments of $839.42 are due until the loan matures on January 21, 2029.

LEAF Capital Funding: Monthly payments of $390.34 are due until the loan matures on January 26, 2026.